SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 ORAGENICS, INC.
--------------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)


                FLORIDA                                   59-3410522
----------------------------------------       ---------------------------------
(State of Incorporation or Organization)       (IRS Employer Identification No.)

12085 RESEARCH DRIVE, ALACHUA, FLORIDA                       32615
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(Address of principal executive offices)                   (Zip Code)

         If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to
General Instruction A.(c), check the following box.        [X]

         If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to
General Instruction A.(d), check the following box.        [ ]

         Securities Act registration statement file number to which this Form relates:

         Securities to be registered pursuant to Section 12(b) of the Act:

    Title Of Each Class                      Name Of Each Exchange On Which
    To Be So Registered                      Each Class Is To Be Registered
    -------------------                      ------------------------------

Common Stock, par value $.001 per share          American Stock Exchange
---------------------------------------      -------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

                                    None
--------------------------------------------------------------------------------
                                (Title of Class)

--------------------------------------------------------------------------------
                                (Title of Class)

Item 1.  Description of Registrant's Securities to be Registered.
         -------------------------------------------------------

      This statement relates to the registration of the shares of common stock, par value $0.001 per share (the "Common Stock"), of Oragenics, Inc., a Florida corporation (the "Company"), on the American Stock Exchange ("AMEX") under the symbol "ONI".

      The following is a description of Oragenics, Inc. securities:

COMMON STOCK

      We are authorized to issue 100,000,000 shares of common stock, par value $0.001 per share, of which 14,318,380 are presently issued and outstanding. The holders of our common stock:

      o have equal ratable rights to dividends from funds legally available if and when declared by our board of directors;

      o are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

      o do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and

      o are entitled to one non-cumulative vote per share on all matters on which stockholders may vote.

      We refer you to our Articles of Incorporation, Bylaws and the applicable statutes of the State of Florida for a more complete description of the rights and liabilities of holders of our securities.

NON-CUMULATIVE VOTING

      Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in that event, the holders of the remaining shares will not be able to elect any of our directors. Our founder, chairman and chief scientific officer and our president and chief executive officer together own approximately 45% of our outstanding shares.

CASH DIVIDENDS

      As of the date hereof, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of our board of directors and will depend upon our earnings, if any, our capital requirements and financial position, general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

PREFERRED STOCK

      We are authorized to issue up to 20,000,000 shares of preferred stock with no par value, in one or more classes or series. The designation and preferences, limitations and relative rights, including dividend rights, dividend rates, conversion rights, conversion rates, voting rights and terms of redemption of the preferred shares will be determined by the board of directors. We have no plans presently to issue any shares of preferred stock.

REDEEMABLE WARRANTS

      As part of its compensation in connection with our initial public offering, we issued to our underwriter, Haywood Securities Inc., 500,000 warrants. Each warrant is exercisable through June 24, 2005 to purchase one share of common stock at a price of $1.25 per share. If our shares trade at a price above $5.00 per share or more for 20 consecutive trading days on the TSX Venture Exchange or such other exchange as they may be listed on, then we may provide notice to Haywood that it must exercise such warrants within 30 days of the notice, failing which the warrants will expire and may not be exercised thereafter. As of April 30, 2004, 302,724 underwriter warrants remain outstanding.

REGISTRAR AND TRANSFER AGENT

      Computershare Trust Company of Canada is the Company's registrar and transfer agent for our securities.

REGISTRATION RIGHTS

      Pursuant to the license of our replacement therapy technology from the University of Florida Research Foundation, Inc., we have entered into an Equity Agreement with the University of Florida Research Foundation, Inc. The Equity Agreement provides that if, at any time, we determine to register any shares of our common stock under the United States Securities Act of 1933, we will include in such registration the 599,940 shares which we issued to the University of Florida Research Foundation, Inc. as partial consideration for the license, if the University of Florida Research Foundation, Inc. requests us to do so. Under a further agreement with the University of Florida Research Foundation, Inc., dated January 13, 2003, the University of Florida Research Foundation, Inc. waived its registration rights under the Equity Agreement with respect to our initial public offering.

      During April and May, 2002, we entered into Registration Rights Agreements with Cleo Christine Allen, James Butler, Quickswood Ltd., Angel Investment Company, Ltd., Amelia Investments Ltd. and Ernest Mario (the "Holders"). Under these agreements, subject to limited exceptions:

      o The Holders may make up to two demands for registration under the Securities Act of their shares of common stock; and

      o In the event we register any of our equity securities under the Securities Act, or shares of common stock, each of our other stockholders who are a party to the agreements, may exercise piggyback registration rights to include all or a portion of its shares of common stock in the registration.

      In the event the Holders make a demand for registration, we agreed to pay all expenses related to that registration. We have also agreed to indemnify the Holders against various liabilities associated with such registration. Under the terms of the registration rights agreements with these Holders, these shares will cease to be registrable securities when (i) their transfer is registered under the Securities Act, (ii) they are sold or transferred in accordance with the requirements of Rule 144, (iii) they are eligible to be sold or transferred under Rule 144 without holding period or volume limitations, or (iv) they are sold in private sale in which the transferor's rights under this agreement are not assigned.

ESCROWED SECURITIES

      National Escrow Policy. Under Canadian National Policy 46-201 "Escrow for Initial Public Offerings," those of our shares of common stock which are held by our Principals must be held in escrow. A "Principal" is:

(i) A director or senior officer of our company or of a material operating subsidiary of our company;

(ii) A person or company who has acted as our promoter during the two years before our initial public offering;

(iii) a person or company who owns or controls more than 10% of our voting securities immediately before and immediately after completion of our initial public offering if that person has elected or appointed or has the right to elect or appoint one of our directors or senior officers or a director or officer of a material operating subsidiary of our company;

(iv) a person or company who owns or controls more than 20% of our voting securities immediately before and immediately after completion of our initial public offering; and

(v)   associates and affiliates of any of the foregoing persons.

All of our directors and senior officers are Principals. Under the National Escrow Policy, we have entered into an escrow agreement with Computershare Trust Company of Canada as escrow agent, and our Principals dated March 28, 2003. Under the escrow agreement, our Principals initially deposited their common shares aggregating 8,200,764 in escrow with the escrow agent. The number and holders of our common shares which were initially subject to escrow under the escrow agreement were as follows:

                                     NUMBER OF ESCROW
NAME OF PRINCIPAL                    SHARES INITIALLY HELD
-----------------                    ---------------------

Jeffrey Hillman                         5,400,108
Mento A. Soponis                        1,244,592
Robert Zahradnik                          756,000
Cornet Capital Corp.(1)                   800,064
                                        ---------
                                        8,200,764

----------------------
(1) Brian McAlister, one of our directors, is the sole shareholder and director of Cornet Capital Corp.

      Under the terms of the escrow agreement, the escrow agent released 10% and 15% of our Principals' common shares from escrow on June 24, 2003 and December 24, 2003, respectively. As of April 30, 2004, an aggregate of 6,150,573 shares of our Principals' common stock, 43.0%, remain in escrow. Our Principals' remaining common shares held in escrow will be released from escrow every 6 months in 15% increments based upon the initial amount of shares held in escrow, as set forth in the following table.

                                  % OF ESCROWED SHARES
RELEASE DATE                         TO BE RELEASED
------------------------------------------------------------
June 24, 2004                             15%
December 24, 2004                         15%
June 24, 2005                             15%
December 24, 2005                         15%
June 24, 2006                             15%

      We are an "emerging issuer" as defined in the National Escrow Policy. A faster, 18 month (from the initial public offering date) release schedule applies to "established issuers" under the policy. If we become an "established issuer" while our Principals' common shares are in escrow, we will "graduate." If we graduate, there will be a catch-up release and an accelerated release of our Principals' common shares which remain in escrow under the 18 month schedule as if we were originally an established issuer. We will "graduate" from being an "emerging" issuer to an "established" issuer if:

1.    Our shares of common stock are listed on the Toronto Stock Exchange;

2.    We are classified as a Tier 1 issuer on the TSX Venture Exchange.

      Under the National Policy escrow agreement, our Principals' common shares may not be transferred or otherwise dealt with while they are in escrow unless the transfers or dealings are:

(i) transfers to our directors and senior officers, with approval of our board of directors;

(ii) transfers to a person or company that before the transfer holds more than 20% of the voting rights attached to our outstanding securities;

(iii) transfers to a person or company that after the transfer will hold more than 10% of the voting rights attached to our outstanding securities and has the right to elect or appoint one or more of our directors or senior officers;

(iv) transfers to an RRSP or similar trusteed plan provided that the only beneficiaries are the transferor or the transferor's spouse or children;

(v) transfers upon bankruptcy to the trustee in bankruptcy; pledges to a financial institution as collateral for a good faith loan, and upon a realization; or

(vi) tenders of escrowed securities to a take-over bid, provided that if the person tendering to the bid is a Principal of the company resulting from completion of the take-over bid, the securities the Principal receives in exchange for tendered escrowed securities will be placed in escrow on the basis of the resulting company's escrow classification.

      Shares must remain in escrow after a permitted transfer. The Principals are able to vote all shares held in escrow.

      TSX Venture Exchange Escrow Policy. The TSX Venture Exchange applies its own escrow requirements to initial listings. The Exchange's Seed Share Resale Restrictions are hold periods of various lengths which apply where shares are issued to non-Principals prior to an initial public offering. The purchase price of those shares, and the time of their purchase relative to the date of issue of the receipt for preliminary prospectus receipt for an initial public offering determines which Exchange hold period will apply. The University of Florida Research Foundation, Inc. is subject to the TSX Venture Exchange escrow requirements with respect to the 599,940 shares it acquired on July 15, 1999 as consideration for the grant of the license to the Company:

      The University of Florida Research Foundation, Inc. is subject to a Value Security Escrow Agreement dated March 28, 2003. A Value Security Agreement imposes a schedule of escrow release for TSX Venture Exchange Tier 2 Issuers that is identical to that of the National Escrow Policy described above. As of April 30, 2004, 449,955 shares remain subject to the terms of the escrow agreement.

      Pooling Agreement. The underwriter of our initial public offering, Haywood Securities Inc., required that certain of our shareholders who were not otherwise subject to escrow under the National Escrow Policy or TSX Venture Exchange requirements place their shares in escrow under an escrow agreement between ourselves, Computershare Trust Company, those shareholders and Haywood. The escrow agreement was dated March 28, 2003. Under this escrow agreement, one sixth of the shares subject to escrow will be released every three months following the closing of our initial public offering, with the first release occurring upon closing of our initial public offering. All of these shares will have been released from escrow by September 24, 2004. As of April 30, 2004 208,333 shares remain subject to the terms of the escrow agreement.


      Item 2. Exhibits.

                                                                                INCORPORATED BY REFERENCE
                                                             --------------------------------------------------------------
EXHIBIT                                                                                                              FILED
NUMBER                    EXHIBIT DESCRIPTION                FORM            FILE NO      EXHIBIT   FILING DATE    HEREWITH
-------        ------------------------------------------    ----         ----------      -------   -----------    --------
3.1            Articles of Incorporation                     SB-2         333-100568        3.1      10/16/02
3.2            Bylaws                                        SB-2         333-100568        3.2      10/16/02
3.3            Amended Articles of Incorporation             SB-2         333-100568        3.3      10/16/02
3.4            Amended Articles of Incorporation             SB-2         333-100568        3.4      10/16/02
4.1            Specimen Stock Certificate                    SB-2         333-100568        4.1      10/16/02
4.4            Specimen underwriter's warrant certificate    SB-2         333-100568        4.4      10/16/02
10.8           Equity Agreement                              SB-2/A-2     333-100568       10.8       2/10/03
10.19          Escrow Agreement between our principals,      SB-2         333-100568       99.10     10/16/02
               ourselves and Computershare Trust Company



10.20          Value Escrow Agreement between ourselves,     SB-2         333-100568       99.11     10/16/02
               the University of Florida Research
               Foundation, Inc. and Computershare Trust
               Company
10.21          Pooling Agreement between our                 SB-2/A-3     333-100568       10.21      4/9/03
               non-Principal shareholders and Haywood
               Securities Inc.
10.24          Escrow Agreement between ourselves,           SB-2         333-100568       99.14     10/16/02
               Cornet Capital Corp. and Sutherland,
               Asbill and Brennan
10.25          First Amendment to Escrow Agreement           SB-2/A-1     333-100568       10.25     12/23/02
               between ourselves, Cornet Capital Corp.
               and Sutherland, Asbill and Brennan
10.26          Stock Option Plan                             SB-2         333-100568       99.16     10/16/02
10.27          Transfer Agent, Registrar and Dividend        SB-2/A-1     333-100568       10.27     12/23/02
               Disbursing Agent Agreement for Common
               Stock
10.28          Warrant Agent and Registrar Agreement         SB-2/A-1     333-100568       10.28     12/23/02
10.29          Registration Rights Agreements between        SB-2/A-3     333-100568       10.29      4/9/03
               ourselves and Cleo Christine Allan, James
               Butler, Quickswood Ltd., Ernest Mario,
               Amelia Investments Ltd. and Angel
               Investment Company Ltd.
10.33          Agreement Waiving Registration Rights         SB-2/A-2     333-100568       10.33      2/10/03
               under Equity Agreement

                                    SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                    ORAGENICS, INC.

Date:  May 19, 2004
                                    By:   /s/ Paul A. Hassie
                                         ---------------------------------------
                                         Paul A. Hassie, Chief Financial Officer